SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A/A
POST-EFFECTIVE
AMENDMENT NO. 1
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12 (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

THE CHEESECAKE FACTORY INCORPORATED
(Exact name of registrant as specified in its charter)

Delaware	51-0340466
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

26950 Agoura Road
Calabasas Hills, California 91301
(Address of principal executive offices) (Zip Code)

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A. (c), please check the following box.

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A. (d), please check the following box. ☒

Securities Act registration statement file number to which this form relates: Not applicable.

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class To be so registered	Name of each exchange on which each class is to be registered
None	None

Securities to be registered pursuant to Section 12(g) of the Act: Preferred Stock Purchase Rights (Title of Class) 0

Item 1. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

        Item 1 is hereby amended by adding the following:

        On November 4, 2003, the Board of Directors of the Corporation approved Amendment No. 1 to Rights Agreement which amended the Rights Agreement as follows:

1. Section 1(a) of the Rights Agreement has been amended and restated in its entirety as follows:

(a) “ACQUIRING PERSON” shall mean any Person who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 15% or more (or 20% of more if such Person was the Beneficial Owner of 10% or more of the outstanding Common Shares on August 4, 1998) of the then outstanding Common Shares (other than as a result of a Permitted Offer (as hereinafter defined)) or was such a Beneficial Owner at any time after the date hereof, whether or not such person continues to be the Beneficial Owner of 15% (or 20% if applicable) or more of the then outstanding Common Shares. Notwithstanding the foregoing, (A) the term “Acquiring Person” shall not include (i) the Corporation, (ii) any Subsidiary of the Corporation, (iii) any employee benefit plan of the Corporation or of any Subsidiary of the Corporation, (iv) any Person or entity organized, appointed or established by the Corporation for or pursuant to the terms of any such plan, or (v) any Person, who or which together with all Affiliates and Associates of such Person becomes the Beneficial Owner of 15% (or 20% if applicable) or more of the then outstanding Common Shares as a result of the acquisition of Common Shares directly from the Corporation, and (B) no Person shall be deemed to be an “Acquiring Person” either (X) as a result of the acquisition of Common Shares by the Corporation which, by reducing the number of Common Shares outstanding, increases the proportional number of shares beneficially owned by such Person together with all Affiliates and Associates of such Person; except that if (i) a Person would become an Acquiring Person (but for the operation of this subclause X) as a result of the acquisition of Common Shares by the Corporation, and (ii) after such share acquisition by the Corporation, such Person, or an Affiliate or Associate of such Person, becomes the Beneficial Owner of any additional Common Shares, then such Person shall be deemed an Acquiring Person, or (Y) if the Board of Directors determines in good faith that a Person who would otherwise be an “Acquiring Person,” as defined pursuant to the foregoing provisions of this paragraph, has become such inadvertently, and such Person divests as promptly as practicable a sufficient number of Common Shares so that such Person would no longer be an “Acquiring Person,” as defined pursuant to the foregoing provisions of this paragraph, then such Person shall not be deemed to have become an “Acquiring Person” for any purposes of this Agreement.

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2. Section 1(k) of the Rights Agreement has been amended and restated in its entirety as follows:

(k) “PERMITTED OFFER” shall mean a tender or exchange offer which is for all outstanding Common Shares at a price and on terms determined, prior to the purchase of shares under such tender or exchange offer, by at least a majority of the members of the Board of Directors, to be adequate (taking into account all factors that such Directors deem relevant including, without limitation, prices that could reasonably be achieved if the Corporation or its assets were sold on an orderly basis designed to realize maximum value) and otherwise in the best interests of the Corporation and its stockholders (other than the Person or any Affiliate or Associate thereof on whose basis the offer is being made) taking into account all factors that such directors may deem relevant.

3. Section 3(c) of the Rights Agreement has been amended and restated in its entirety as follows:

(c) Certificates for Common Shares which become outstanding (including, without limitation, reacquired Common Shares referred to in the last sentence of this paragraph (c)) after the Record Date but prior to the earliest of the Distribution Date, the Redemption Date or the Final Expiration Date, shall be deemed also to be certificates for Rights, and shall bear the following legend:

This certificate also evidences and entitles the holder hereof to certain rights as set forth in a Rights Agreement between The Cheesecake Factory Incorporated (the “Company”) and U.S. Stock Transfer Corporation, dated as of August 4, 1998, as amended from time to time (the “RIGHTS AGREEMENT”), the terms of which are hereby incorporated herein by reference and a copy of which is on file at the principal executive offices of the Company. Under certain circumstances, as set forth in the Rights Agreement, such Rights will be evidenced by separate certificates and will no longer be evidenced by this certificate. The Company will mail to the holder of this certificate a copy of the Rights Agreement without charge after receipt of a written request therefor. Under certain circumstances set forth in the Rights Agreement, Rights issued to, or held by, any Person who is, was or becomes an Acquiring Person or an Affiliate or Associate thereof (as defined in the Rights Agreement) and certain related persons, whether currently held by or on behalf of such Person or by any subsequent holder, may become null and void.

With respect to such certificates containing the foregoing legend, until the Distribution Date, the Rights associated with the Common Shares represented by such certificates shall be evidenced by such certificates alone, and the surrender for transfer of any such certificate shall also constitute the transfer of the Rights associated with the Common Shares represented thereby. In the event that the Corporation purchases or acquires any Common Shares after the Record Date but prior to the Distribution Date, any Rights associated with such Common Shares shall be deemed cancelled and retired so that the Corporation shall not be entitled to exercise any Rights associated with the Common Shares which are no longer outstanding.

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4. Section 7(a) of the Rights Agreement has been amended and restated in its entirety as follows:

(a) Subject to Section 7(e) hereof, the registered holder of any Right Certificate may exercise the Rights evidenced thereby (except as otherwise provided herein) in whole or in part at any time after the Distribution Date upon surrender of the Right Certificate, with the form of election to purchase and the certificate on the reverse side thereof duly executed, to the Rights Agent at the principal office or offices of the Rights Agent designated for such purpose, together with payment of the aggregate Purchase Price for the total number of one one-hundredth of a Preferred Share (or other securities, as the case may be) as to which such surrendered Rights are exercised, at or prior to the earliest of (i) the close of business on August 4, 2008 (the “FINAL EXPIRATION DATE”), (ii) the time at which the Rights are redeemed as provided in Section 23 hereof (the “REDEMPTION DATE”), or (iii) the time at which the Rights are exchanged as provided in Section 24 hereof.

5. Section 23 of the Rights Agreement has been amended by deleting paragraph (b) thereof in its entirety.

6. Section 24(a) of the Rights Agreement has been amended and restated in its entirety as follows:

(a) The Board of Directors of the Corporation may, at its option, at any time after any Person becomes an Acquiring Person, exchange all or part of the then outstanding and exercisable Rights (which shall not include Rights that have become void pursuant to the provisions of Section 11(a)(ii) hereof) for Common Shares of the Corporation at an exchange ratio of one Common Share per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof (such exchange ratio being hereinafter referred to as the “Exchange Ratio”). Notwithstanding the foregoing, the Board of Directors shall not be empowered to effect such exchange at any time after any Person (other than the Corporation, any Subsidiary of the Corporation, any employee benefit plan of the Corporation, or any such Subsidiary, any entity holding Common Shares for or pursuant to the terms of any such a plan), together with all Affiliates and Associates of such Person, becomes the Beneficial Owner of 50% or more of the Common Shares then outstanding).

7. Section 27 of the Rights Agreement has been amended and restated in its entirety as follows: 3

Section 27. SUPPLEMENTS AND AMENDMENTS. The Corporation may from time to time, and the Rights Agent shall, if the Corporation so directs supplement or amend this Agreement without the approval of any holders of Right Certificates in order to cure any ambiguity, to correct or supplement any provision contained herein which may be defective or inconsistent with any other provisions herein, or to make any change to or delete any provision hereof or to adopt any other provisions with respect to the Rights which the Corporation may deem necessary or desirable; PROVIDED, HOWEVER, that from and after the Shares Acquisition Date, this Agreement shall not be amended or supplemented in any manner which would adversely affect the interests of the holders of Rights (other than an Acquiring Person and its Affiliates and Associates). Any supplement or amendment authorized by this Section 27 will be evidenced by a writing signed by the Corporation and the Rights Agent. Notwithstanding anything in this Agreement to the contrary, no supplement or amendment that changes the rights and duties of the Rights Agent under this Agreement will be effective against the Rights Agent without the execution of such supplement or amendment by the Rights Agent.

8. Exhibits B and C to the Rights Agreement are deemed amended in a manner consistent with Amendment No. 1 to Rights Agreement.

        A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an exhibit to a Registration Statement on Form 8-A dated August 19, 1998. A copy of the Amendment No. 1 to Rights Agreement is attached hereto as Exhibit 2. This summary of the Rights, Rights Agreement and Amendment No. 1 to Rights Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibits which are incorporated by reference herein.

Item 2. EXHIBITS

1.	Form of Rights Agreement (the “Rights Agreement”) dated as of August 4, 1998 between The Cheesecake Factory Incorporated and U.S. Stock Transfer Corporation, which includes, as Exhibit A thereto, the form of Certificate of Designation specifying the terms of the Preferred Stock, Exhibit B thereto, the form of Rights Certificate, and Exhibit C thereto, the Summary of Rights to Purchase Preferred Shares*.

2.	Amendment No. 1 to Rights Agreement dated as of November 4, 2003 between The Cheesecake Factory Incorporated and U.S. Stock Transfer Corporation.

*	Filed as Exhibit 1 to the Company’s Registration Statement on Form 8-A filed on August 18, 1998 and incorporated by reference herein.

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SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

The Cheesecake Factory Incorporated By: /s/ Gerald W. Deitchle —————————————— Gerald W. Deitchle President and Chief Financial Officer

Date: November 4, 2003 EXHIBIT INDEX

1.	Form of Rights Agreement (the “Rights Agreement”) dated as of August 4, 1998 between The Cheesecake Factory Incorporated and U.S. Stock Transfer Corporation, which includes, as Exhibit A thereto, the form of Certificate of Designation specifying the terms of the Preferred Stock, Exhibit B thereto, the form of Rights Certificate, and Exhibit C thereto, the Summary of Rights to Purchase Preferred Shares.

2.	Amendment No. 1 to Rights Agreement dated as of November 4, 2003 between The Cheesecake Factory Incorporated and U.S. Stock Transfer Corporation.

*	Filed as Exhibit 1 to the Company’s Registration Statement on Form 8-A filed on August 18, 1998 and incorporated by reference herein.

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